UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

October 24, 2006
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition.

On October 24, 2006, Stage Stores, Inc. (the "Company") issued a news release announcing its financial results for the second quarter ended July 29, 2006. Additionally, the Company announced the completion of its inventory valuation methodology review, announced the filing of its second quarter Form 10-Q, and issued third and fourth quarter earnings guidance. A copy of the news release is attached to this Form 8-K as Exhibit 99.

This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference to such filing.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits.

99   News release issued by Stage Stores, Inc. on October 24, 2006, announcing its financial results for the second quarter ended July 29, 2006, the completion of its inventory valuation methodology review, the filing of its second quarter Form 10-Q, and the issuance of third and fourth quarter earnings guidance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

October 25, 2006   /s/ Michael E. McCreery
    (Date)   Michael E. McCreery
                                   Executive Vice President and
                                   Chief Financial Officer